As filed with the Securities and Exchange Commission on July 11, 2002.	File No. 70-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1
APPLICATION OR DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name of company or companies filing this statement and address of principal executive office)

Xcel Energy Inc.
(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson, Esq.
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(Name and address of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Robert J. Joseph
Michael G. Strohmeier
Jones, Day, Reavis & Pogue
77 West Wacker
Suite 3500
Chicago, IL 60601

SIGNATURE
EX-99.B-1 Stock Purchase Agreement
EX-99.D-1 Application to Arizona Corp Commission
EX-99.F-1 Opinion of Counsel
EX-99.G Proposed Form of Notice

ITEM I. Description of Proposed Transactions.

A.     Introduction.

     Xcel Energy Inc., a registered public utility holding company (“Xcel Energy” or “Applicant”) owns all of the outstanding common stock of Black Mountain Gas Company, a Minnesota corporation and gas utility company (“Black Mountain”). This Application/Declaration seeks approval pursuant to Section 12 (d) of the Public Utility Holding Company Act of 1935, as amended (the “Act”) and Rules 44 and 54 of the Commission’s regulations, to sell Xcel Energy’s ownership interest in Black Mountain to a non-affiliated, third-party, Southwest Gas Corporation, a California corporation (“Southwest”).

B.     Description of the Proposed Sale of the Stock of a Public Utility Company

     Black Mountain is a wholly-owned gas utility subsidiary of Xcel Energy. On May 24, 2002 Xcel Energy and Southwest entered into a Stock Purchase Agreement (the “Agreement”), pursuant to which Xcel Energy agreed to sell and transfer to Southwest, and Southwest agreed to purchase from Xcel Energy, all of the issued and outstanding common stock of Black Mountain (the “Stock”). In consideration for the sale and transfer of the Stock, Southwest agreed to pay to Xcel Energy a certain amount in cash consisting of a base price plus an additional amount necessary to redeem, retire or defease certain long-term debt of Black Mountain at or prior to closing (collectively, the “Consideration”), all as more fully described in the Agreement. The Consideration to be paid by Southwest was determined through arms-length negotiations between representatives of Xcel Energy and Southwest and constitutes a fair and adequate compensation for the Stock. Xcel Energy, among other factors, took into consideration the discounted cash flow of Black Mountain and looked at comparable transactions, including its acquisition of Black Mountain, to verify the fairness and adequacy of the Consideration.

     Northern States Power Company (“NSP”) acquired Black Mountain in 1998 pursuant to a merger of Black Mountain (at that time an Arizona corporation) with and into NSP. In connection with NSP’s merger with New Century Energies, Inc. to form Xcel Energy, NSP transferred the assets of the former Black Mountain Gas Company into a newly created subsidiary of Xcel Energy (also named Black Mountain Gas Company).1 The sale of Black Mountain is the result of Xcel Energy’s business strategy of refining its focus on core operations, as well as recent changes in the energy industry.

C.     Description of the Parties to the Proposed Sale of the Stock of a Public Utility Company

     Xcel Energy is a registered public utility holding company under the Act. Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries are Black Mountain; Northern States Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Co.; and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. Xcel Energy’s regulated businesses also include Viking Gas Transmission Company, an interstate natural gas pipeline company. Xcel Energy also owns or has an interest in a number of

[1] The transfer was approved by the Commission, Holding Co. Act Release No. 27212 (Aug. 16, 2000).

nonregulated businesses, the largest of which is NRG Energy Inc., an independent power producer.

     Black Mountain is a wholly-owned gas utility subsidiary of Xcel Energy operating in Arizona. Black Mountain is certified by the Arizona Corporation Commission (the “ACC”) to provide natural gas and propane service within the State of Arizona. Black Mountain currently provides service to approximately 7,300 gas customers and about 2,400 propane customers and had revenues of approximately $9.2 million in 2001.

     Southwest is a natural gas service company serving over 1.4 million households, businesses and industries in Arizona, Nevada and portions of California. Southwest is certified to provide natural gas service in Arizona. Xcel Energy has been advised by Southwest that it will be filing a Form U-3A-2 Exemption Statement regarding the acquisition. For a description of Southwest’s plans with respect to the integration of Black Mountain immediately after the acquisition of the Stock, please see Southwest’s application to the ACC, a copy of which is filed herein as Exhibit D-1.

ITEM II. Fees, Commissions and Expenses.

     The fees, commissions and expenses to be incurred in connection with the proposed transaction are expected not to exceed $75,000.

ITEM III. Applicable Statutory Provisions.

     Section 12(d) of the Act and Rules 44 and 54 thereunder are believed to be applicable to the proposed transaction. To the extent that the proposed transaction is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Section 12(d)/Rule 44.

     Section 12(d) makes it unlawful for any registered holding company to sell the securities of any public utility company in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest and similar matters as the Commission deems necessary or appropriate. Under Rule 44(a) no registered holding company may sell the security of any public utility company, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with Rule 23, and pursuant to the order of the Commission with respect to such declaration. Applicant respectfully requests the Commission to issue an order approving this Application/Declaration.

     As discussed above, the Consideration was the product of arms-length bargaining between unaffiliated parties. Xcel Energy does not expect that the sale of the Stock will adversely affect competitive conditions and fully expects that the ACC will review in some detail the impact on competitive conditions.

Rule 54 Analysis.

     Rule 54 provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. Xcel Energy satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

     As of March 31, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), in EWGs and FUCOs was $1,247 million.2 During the second quarter of 2002, Xcel Energy completed the exchange offer for the publicly-held shares of common stock of its subsidiary, NRG, made additional loans to NRG in the aggregate amount of $303 million (including accrued interest) and entered into a support and capital contribution agreement pursuant to which Xcel Energy commits, under specified conditions, to invest up to an additional $300 million in NRG. On a pro forma basis to take into account such investments and Xcel Energy’s acquisition of the NRG common stock in the exchange offer, Xcel Energy’s “aggregate investments,” as defined in Rule 53(a)(1), in EWGs and FUCOs would have been approximately $2,498 million as of March 31, 2002. This amount is within the authorization granted to Xcel Energy in the Commission’s recent order (Xcel Energy Inc., Holding Co. Act Release No. 27494 (March 7, 2002)) (the “March Order”) to invest up to 100% of its consolidated retained earnings, as defined in Rule 53 (which, at March 31, 2002, was $2,506 million), in EWGs and FUCOs.

     In its March Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). There has been no material change in the facts or circumstances surrounding Xcel Energy’s capitalization since the March Order was issued.

     Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

ITEM IV. Regulatory Approval.

     Arizona Corporation Commission.

     The sale and transfer of the Stock by Xcel Energy to Southwest is subject to the jurisdiction of the ACC to the extent that Xcel Energy is required to notify the ACC that it is selling the Stock and Southwest, as purchaser, is required to obtain the approval of the ACC to acquire the Stock. Southwest has filed an application for approval of the proposed transaction and related matters with the ACC on June 6, 2002, which also serves as the notification by Xcel Energy.

[2] For purposes of these calculations, Xcel Energy’s investment in NRG Energy, Inc. (“NRG”) (including, on a pro forma basis, Xcel Energy’s investment in NRG resulting from the acquisition of NRG common stock in the exchange offer) has been included as an investment in EWGs and FUCOs even though, NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses. Xcel Energy’s investment in NRG includes total paid in capital, outstanding loans as of June 15, 2002, of $603 million (including accrued interest) and a support and capital contribution agreement to which Xcel Energy commits under specified circumstances to invest up to an additional $300 million in NRG. Xcel Energy has no outstanding guarantees or other recourse obligations in respect of any obligations of NRG or any of its EWGs or FUCOs. Xcel Energy has separately guaranteed certain obligations of NRG’s Rule 58 subsidiaries, which guarantees have been included in its calculations of “aggregate investment” under Rule 58(b)(3).

     No other state or federal commission (other than the Commission) has jurisdiction with respect to the proposed transaction.

ITEM V. Procedure.

     It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission’s decision, and (iii) there be no waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM VI. Exhibits and Financial Statements.

     1.     Exhibits:

Exhibit
No.	Description of Document

A-1	Articles of Incorporation and Amendments of Xcel Energy Inc. (incorporated by reference to Exhibit 4.01 to Form 8-K filed on August 21, 2000, File No. 1-3034)

A-2	Bylaws of Xcel Energy Inc. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed on October 25, 2000, File No. 333-48590)

B-1	Stock Purchase Agreement dated May 24,2002 between Xcel Energy and Southwest*

C	Not applicable

D-1	Application to Arizona Corporation Commission (excluding exhibits and testimony which applicant will supply upon request of the Commission)**

D-2	Order by Arizona Corporation Commission***

E	Not applicable

F-1	Opinion of Counsel**

G	Proposed Form of Notice**

* Filed herewith and partial confidential treatment requested.
** Filed herewith.
*** To be filed by amendment.

     2.     Financial Statements:

Exhibit
No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy Inc. as of March 31, 2002 (incorporated by reference to Form 10-Q of Xcel Energy filed May 15, 2002, File No. 1-3034)

1.2	Consolidated Statement of Income of Xcel Energy for the period ended March 31, 2002 (incorporated by reference to Form 10-Q of Xcel Energy filed May 15, 2002, File No. 1-3034)

ITEM VII. Information as to Environmental Effects.

     No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions. Reference is made to Item IV hereof regarding regulatory approvals with respect to the proposed transactions.

SIGNATURE

     Pursuant to the Requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

XCEL ENERGY INC.

/s/ Gary R. Johnson Gary R. Johnson Vice President and General Counsel

Date: July 11, 2002